optiPulse, Inc.

Annual Report
2022

Annual Report 2022

Throughout this document, mentions of optiPulse refers to optiPulse, Inc., a corporation formed on 04/17/2015 in New Mexico (the "Company"). The Company's physical address is 375 Coy Avenue Farmington, New Mexico 87401.

You may contact the Company by emailing jjoseph@optipulse.com. This annual report is posted on the Company's website, www.opticalwireless.net. The Company may provide additional, occasional updates to investors via Netcapital.com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

optiPulse ("optiPulse, Inc." or "Company") is a corporation formed on 04/17/2015, in New Mexico. The Company's physical address is 375 Coy Avenue Farmington, New Mexico 87401. The Company's web site may be accessed at www.opticalwireless.net.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

John Joseph

Board positions with optiPulse, Inc.

Dates	Position	Principal Occupation
04/17/2015	Director	

Positions with optiPulse, Inc.

Dates	Position	Responsibilities
04/17/2015	CEO	Chief Executive Officer

Jay Levy

Board positions with optiPulse, Inc.

Dates	Position	Principal Occupation
09/01/2021	Director	

Positions with optiPulse, Inc.

Dates	Position	Responsibilities
09/01/2021	CFO	Chief Financial Officer

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
03/01/2001- Present	PPRDU LLC	President
08/01/2015-Present	Managing Care Solutions, Inc.	COO
01/01/1995-Present	Portland Partners	Owner
01/01/2003-Present	University of North Carolina at Chapel Hill	Adjunct Lecturer

James Lott

Board positions with optiPulse, Inc.

Dates	Position	Principal Occupation
04/17/2015	Director	

Positions with optiPulse, Inc.

Dates	Position	Responsibilities

04/17/2015	CTO	Chief Technical Officer

William Nunn

Board positions with optiPulse, Inc.

Dates	Position	Principal Occupation
09/01/2021	Director	

Positions with optiPulse, Inc.

Dates	Position	Responsibilities
N/A	N/A	N/A

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
01/01/1997-Present	Nordic American, LLC	CEO

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

John Joseph owns 12,758,642 shares of common stock, representing a voting power of 26.59%.

James Lott owns 13,204,000 shares of common stock, representing a voting power of 27.52%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

optiPulse, Inc. is a technology company dedicated to revolutionizing the way we communicate. Our mission is to develop and deploy cutting-edge optical wireless networks (OWN) that provide fast, secure, and cost-effective connectivity to people around the world.

At optiPulse, we believe that connectivity is a fundamental right that should be accessible to everyone, regardless of their location or economic status. That is why we are committed to bringing our technology to underdeveloped regions of the world, where access to information and resources can make a significant difference in people's lives.

optiPulse develops semiconductor laser technology that is designed to enable long distance, high-speed data transmission at a lower cost than fiber. optiPulse intends to apply its patented Light Grid technology to business, consumer, and military markets. The Light Grid sets out to achieve point-to-point data transmission at over 10 Gbps at distances of 10 km. The Light Grid is intended to function as a low-cost, deployable solution for last mile and middle mile connectivity, wireless backhaul for 5G applications, advanced satellite communications, telemedicine, emergency and battlefield communications, and more.

optiPulse's go-to-market strategy involves securing contracts and building strategic partnerships.

5. How many employees does the Company currently have? (§ 227.201(e))

10 employees

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. The Company has incurred recurring losses from operations and the Company has primarily relied on debt from officers and related parties to fund operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign and grants. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan.

2. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering, and you may not be able to sell any shares that you purchase in this offering. The Company may never receive a future equity financing, or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly

illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

3. Future fundraising may affect the rights of investors. In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

4. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

5. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

6. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

7. No governmental agency has reviewed the Company's offering. No state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

8. Fundraising outside of the platform. Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

9. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

10. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

11. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists their shares on an exchange, is acquired, or goes bankrupt.

12. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

13. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

14. Technological Risk: We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. Our technology may underperform the technology utilized by our competitors.

15. Data Privacy: We are subject to the data privacy and protection laws and regulations adopted by federal, state and foreign governmental agencies. Data privacy and protection is highly regulated and may become the subject of additional regulation in the future. Privacy laws restrict our storage, use, processing, disclosure, transfer and protection of personal information, including credit card data, provided to us by our customers as well as data we collect from our customers and employees. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data

protection. However, it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Should this occur, we may be subject to fines, penalties and lawsuits, and our reputation may suffer. We may also be required to make modifications to our data practices that could have an adverse impact on our business.

16. Disruptive Technologies Risk: Failure to comply with laws and contractual obligations related to data privacy and protection could have a material adverse effect on our business, financial condition and operating results. Our ability to grow is also subject to the risk of future disruptive technologies. Access and use of our services is provided via the cloud, which, itself, has been disruptive to the previous premises-based model.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	200,000,000	47,982,324	Yes	

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with

the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of optiPulse, Inc., investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in optiPulse, Inc. and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the

equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Equipment Loan	$82,729.00	6%	06/30/2024
John Joseph	$83,110.75	4%	06/30/2024
William Nunn	$124,600.00	4%	06/03/2024
Dr. Jim Lott	$57,200.00	4%	06/30/2024
US Bank	$72,335.00	6.25%	12/01/2024

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
05/14/2021	Common Stock	$387,620.00	Reg CF	Operations, marketing, design and development of prototypes.
12/31/2021	Common Stock	$4,857,996.00	Rule 701	No cash proceeds were received
12/31/2022	Common Stock	$60,000.00	Rule 701	No cash proceeds were received
08/31/2023	Common Stock	$33,400.00	Reg D,506(b)	Grand Total of 22,143,467 shares sold at an average $0.49 for a total of $33,400.00

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Specified Person	Relationship to the company	Nature of interest in transaction	Amount of interest
William Nunn	Director	Loan	$124,600.00
James Lott	CTO	Loan	$57,200.00
John Joseph	CEO	Loan	$55,816.00

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

The Company is a manufacturer of wireless communication equipment for intercity and residential communication connection grids. It offers high-speed optical wireless backhaul products for high-speeds, point-to-point, and over long distances.

The Company was founded in 2015 and is headquartered in Farmington, New Mexico. The Company has not yet commenced its planned principal operations and has incurred significant expenditures for the design and development of the Company's products and manufacturing process. Once the Company's planned principal operations commence, it plans to focus on the manufacturing and marketing of its optical wireless technology and the continued research and development of new products.

Inventory consists of technology chips and motorized gimbals held for sale and use in future manufacturing and is valued at the lower of cost or market. Cost is determined on a first-in, first-out method and market is defined as the lower of replacement cost or net realizable value.

Intangible assets are comprised of patent and trademark costs and are stated at cost. Patents were put in use in the year ended December 31, 2019, and are being amortized over 20 years for patents and 10 years for the trademark. Intangible assets consist of 14 patents issued by the US Patent Office from 2017 through 2022. Patents are valued at cost of filings and patent office maintenance, including registrations in foreign countries, with little or no consideration the engineering costs associated with patent development. Intangible assets also include registration and maintenance of company trademarked names, logos, and marketing terms registered with the appropriate authorities.

The Company has incurred recurring losses from operations and the Company has primarily relied on debt from officers and related parties to fund operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement its plan to raise capital.

Nominal revenues of $8,000 and $15,000 were recorded for the years ended December 31, 2022 and 2021, respectively. Operating expenses amounted to $247,946 and $5,578,415 for the years ended December 31, 2022 and 2021, respectively. In the year ended December 31, 2021, operating expenses included non-cash stock-based compensation expense of $4,920,001. In the year ended December 31, 2021, employees received 4,336,550 in lieu of wages and/or bonuses. These shares were issued either at par ($0.001) or $2.00, making the weighted average $1.00 per share. Contractors were issued 221,446 shares in lieu of contract payments, also at $1.00 per share. 3 members of the Board of Directors were each issued 100,000 shares (at $1.00 per share) with a vesting schedule of 20,000 shares per years vesting each year for 5 years.

In fiscal year 2023 the company issued 22,143,467 shares.

The company expects revenue to begin in the next several months. Our projections indicate the first full production year to be 2026.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

optiPulse, Inc. has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

optiPulse, Inc. will file a report electronically with the SEC annually and post the report on its web site (www.opticalwireless.net) no later than 120 days after the end of each fiscal year covered by the report.

 I,John Joseph, certify that: (1) the financial statements of optiPulse, Inc. included in this Form are true and complete in all material respects; and (2) the tax return information of optiPulse, Inc. included in this Form reflects accurately the information reported on the tax return for optiPulse, Inc. filed for the fiscal year ended Dec 31 81, 2022.

_____

John Joseph

CEO

optiPulse, Inc.

Financial Statements and Report

December 31, 2022 and 2021

Table of Contents



Independent Accountant's Review Report

To Management of:
optiPulse, Inc.

We have reviewed the accompanying financial statements of optiPulse, Inc. (the company), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements

for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of optiPulse, Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 12 to the financial statements, the company has experienced recurring losses and has relied on debt financing from related parties to fund operations and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group LLC
OWINGS MILLS, MD
July 10, 2023


optiPulse, Inc.

Balance Sheet (Unaudited)

As of December 31, 2022 and 2021


	Note	2022	2021
Assets			
Current Assets			
Cash and cash equivalents		$ 59,843	$ 10,795
Inventories	3	302,400	302,400
Total Current Assets		362,243	313,195
Noncurrent Assets			
Property, plant, and equipment, net	4	130,228	142,374
Loans to officers	2	-	453,737
Intangible assets, net	5	354,848	340,909
Total Noncurrent Assets		485,076	937,020
Total Assets		847,319	1,250,215
Liabilities & Stockholders' Equity			
Liabilities			
Current Liabilities			
Trade accounts payable		808,687	760,652
Accrued expenses		36,020	29,393
Current portion of equipment loan	6	41,365	-
Total Current Liabilities		886,072	790,045
Noncurrent Liabilities			
Equipment loan	6	41,364	104,801
Related party debt, noncurrent	2	238,116	421,711
PPP Loan	8	-	52,545
Total Noncurrent Liabilities		279,480	579,057
Total Liabilities		1,165,552	1,369,102
Stockholders' Equity	7		
Common stock, authorized 60,000,000 shares; 25,968,252 shares issued and 25,737,388 shares outstanding at December 31, 2022; 25,868,252 shares issued and outstanding at December 31, 2021; $0.001 par value per share		25,968	25,868
Treasury stock, at cost, 230,864 shares		(88,474)	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

optiPulse, Inc.
Balance Sheet (Unaudited)
As of December 31, 2022 and 2021

Additional paid-in capital		8,466,234		8,380,551
Accumulated Deficit		(8,721,961)		(8,525,306)
Total Stockholders' Equity		(318,233)		(118,887)
Total Liabilities & Stockholders' Equity	$	847,319	$	1,250,215

5

optiPulse, Inc.
Statement of Income (Unaudited)
For the years ended December 31, 2022 and 2021

	Note		2022		2021
Revenues	1.m	$	8,000	$	15,000
Operating Expenses					
Salaries, payroll taxes and benefits (includes noncash compensation of $60,000 in 2022 and $4,636,550 in 2021)	9		105,949		4,920,001
Legal and other professional services (includes noncash compensation of $0 in 2022 and $221,446 in 2021)	9		40,293		450,779
Insurance			23,307		25,818
Communications and information technology			12,302		24,671
Travel			11,818		16,552
Other operating expense			9,066		6,013
Advertising and promotion	1.o		6,310		18,490
Office supplies			6,014		2,228
Rent			4,181		50,304
Utilities			3,860		6,981
Research and development			488		37,125
Depreciation	4		12,146		15,175
Intangible asset amortization	5		12,212		4,278
Total Operating Expenses			247,946		5,578,415
Operating Income (Loss)			(239,946)		(5,563,415)
Other Income (Expense)					
Interest income			8,634		8,136
Interest expense			(17,888)		(14,768)
PPP loan forgiveness	8		52,545		95,810
Grant income	10		-		180,074
Total Other Income (Expense)			43,291		269,252
Net Income (Loss)		$	(196,655)	$	(5,294,163)

optiPulse, Inc.
Statement of Stockholders' Equity (Unaudited)
For the years ended December 31, 2022 and 2021

	Common Stock	Treasury Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at January 1, 2021	$ -	$ -	$ 3,160,803	$ (3,231,143)	$ (70,340)
Net income (loss)	-	-	-	(5,294,163)	(5,294,163)
Stock-based compensation expense	-	-	4,857,996	-	4,857,996
Issuance of shares of common stock, net of equity issuance costs of $30,413	25,868	-	361,752	-	387,620
Balance at December 31, 2021	25,868	-	8,380,551	(8,525,306)	(118,887)
Net income (loss)	-	-	-	(196,655)	(196,655)
Stock-based compensation expense	-	-	60,000	-	60,000
Issuance of shares of common stock, net of equity issuance costs of $1,112	100	-	25,683	-	25,783
Repurchase of common stock held in treasury	-	(88,474)	-	-	(88,474)
Balance at December 31, 2022	$ 25,968	$ (88,474)	$ 8,466,234	$ (8,721,961)	$ (318,233)

optiPulse, Inc.
Statement of Cash Flows (Unaudited)
For the years ended December 31, 2022 and 2021

	2022	2021
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$ (196,655)	$ (5,294,163)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Depreciation and amortization	24,358	19,453
(Gain) on extinguishment of PPP debt	(52,545)	(43,265)
Share based compensation	60,000	4,857,996
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	31,813	4,834,184
(Increase) decrease in operating assets, net of effects of businesses acquired		
Officer loans	453,737	(169,442)
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	54,662	191,515
Net Cash Provided by (Used in) Operating Activities	343,557	(437,906)
Cash Flows from Investing Activities		
Purchase of property, plant, and equipment	-	(2,379)
Payments for patent acquisition	(26,151)	(56,199)
Net Cash Provided by (Used in) Investing Activities	(26,151)	(58,578)
Cash Flows from Financing Activities		
Repayment of debt	(22,072)	(54,888)
Proceeds from issuance of related party debt	105,100	157,547
Repayment of related party debt	(288,695)	-
Issuance of common stock, net of issuance costs	25,783	387,620
Purchase of treasury stock	(88,474)	-
Net Cash Provided by (Used in) Financing Activities	(268,358)	490,279
Net Increase (Decrease) in Cash and Cash Equivalents	49,048	(6,205)
Cash and cash equivalents at beginning of year	10,795	17,000
Cash and Cash Equivalents at End of Year	59,843	10,795

Supplemental Cash Flow Information

optiPulse, Inc.
Statement of Cash Flows (Unaudited)
For the years ended December 31, 2022 and 2021

Cash Paid During the Year for			
Interest		9,348	14,768
Noncash Investing and Financing Activities			
Common Shares Forfeited in exchange for loans to officers forgiven	$	173,148	$	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

optiPulse, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

1. Summary of significant accounting policies

a. Nature of operations

optiPulse, Inc. (the Company) is a manufacturer of wireless communication equipment for intercity and residential communication connection grids. It offers high-speed optical wireless backhaul products for high-speeds, point-to-point, and over long distances. The Company was founded in 2015 and is headquartered in Albuquerque, New Mexico.

The Company has not yet commenced its planned principal operations and has incurred significant expenditures for the design and development of the Company's products and manufacturing process. Once the Company's planned principal operations commence, it will focus on the manufacturing and marketing of its optical wireless technology and the continued research and development of new products.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

optiPulse, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts reported in the balance sheets for cash, inventories, accounts payable and accrued expenses approximate their estimated fair market values based on the short-term maturity of these instruments. The carrying amounts of related party debt at December 31, 2022 and 2021 approximates fair values based on the Company's incremental borrowing rate.

e. Concentration of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

f. Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2022 and 2021, cash consisted solely of cash at a local financial institution.

g. Income taxes

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain

position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a December 31 year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, as the Company is still in the developmental stage, management has provided 100% allowances on all net deferred tax assets.

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

	2022	2021
Net Operating Loss Carryforwards	$ 2,724,574	$ 2,636,099
Valuation Allowance	$ (2,724,574)	$ (2,636,099)
Net Provision for income tax	-	-

h. Inventories

Inventory consists of technology chips and motorized gimbals held for sale and use in future manufacturing and is valued at the lower of cost or market. Cost is determined on a first-in, first-out method and market is defined as the lower of replacement cost or net realizable value. Management believes there has been no impairment to the carrying value of the chips as of December 31, 2022.

i. Property, plant and equipment

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other

optiPulse, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The Company's property, plant and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. The Company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its assets. Depreciation for financial reporting purposes has been provided on the straight-line method over the estimated useful lives of the assets, which range from 5 to 10 years.

j. Intangible assets

Intangible assets are comprised of patent and trademark costs and are stated at cost. Patents were put in use in the year ended December 31, 2019, and are being amortized over 20 years for patents and 10 years for the trademark.

k. Long-lived asset impairment

The Company reviews its long-lived assets, including property, plant and equipment and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related asset, the Company will record the asset at fair value and recognize an impairment loss in operating income. At December 31, 2022, management was not aware of any other events or circumstances indicating the Company's long-lived assets would not be recoverable.

l. Stock compensation

In October 2021, the FASB issued ASU 2021-07, Compensation—Stock Compensation (Topic 718): Determining the Current Price of an Underlying Share for Equity-Classified Share-Based Awards

optiPulse, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

(a consensus of the Private Company Council), which provides a nonpublic entity with a practical expedient for determining the current price input for an equity-classified stock compensation award. The practical expedient in ASU 2021-07 is effective prospectively for qualifying awards granted or modified during fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application, including application in an interim period, is permitted for financial statements that have not yet been issued or made available for issuance as of October 25, 2021.

Under the practical expedient, a nonpublic entity may use for the current price a value determined by the reasonable application of a reasonable valuation method. As defined by ASC 718-10-30-20D, the Company considers recent arm's-length transactions involving the sale or transfer of stock or equity interests in determining the fair value of its stock compensation awards.

m. Revenue recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue from sales is recognized upon the delivery of the product or prototype when title and risk of loss have passed to the customer.

n. Grant income

Government grants are recognized in other income at the time of milestone achievements.

o. Advertising expenses

Advertising expenses are expensed as incurred.

optiPulse, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

p. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Related party transactions

During 2022, the Company received additional funds from officers and directors that were added to previous loans. During 2022 the loans were renegotiated to mature on 6/30/2024 at a 4% annual rate of interest.

In December, 2022, two officers surrendered a total of 230,864 shares to offset and repay certain loans made to those officers in 2018. The shares were surrendered at a price of $0.75 per share, which was the rate the company was issuing shares to new and existing investors from December 2022 through and including June 2023.

	2022	2021
Note payable, interest at 4% per annum, repayable at maturity in June 2024, unsecured	$ -	$ 128,361
Note payable, interest at 4% per annum, repayable at maturity in June 2024, unsecured	55,816	56,316
Note payable, interest at 4% per annum, repayable at maturity in June 2024, unsecured	57,200	57,200
Note payable, interest at 4% per annum, repayable at maturity in June 2024, unsecured	-	159,834
Note payable, interest at 4% per annum, repayable at maturity in June 2024, unsecured	125,100	20,000
Total related party debt	$ 238,116	$ 421,711

3. Inventories

Inventories consists of the following:

	2022	2021
Raw materials inventory	$ 3,250	$ 3,250
Finished goods inventory	299,150	299,150
Total	$ 302,400	$ 302,400

4. Property, plant, and equipment

optiPulse, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

The historical costs of the Company's property, plant and equipment and related accumulated depreciation balances are as follows:

	2022	2021
Machinery and equipment	$ 200,657	$ 200,657
Total Accumulated Depreciation	(70,429)	(58,283)
Total	$ 130,228	$ 142,374

Depreciation expense was $12,146 and $15,175 for the years ended December 31, 2022 and 2021, respectively.

5. Intangible assets

Intangible assets consist of 12 patents issed by the US Patent Office from 2017 through 2022. Patents are valued at cost of filings and patent office maintenance, including registrations in foreign countries, with little or no consideration the engineering costs associated with patent development. Intangible assets also include registration and maintenance of company trademarked names, logos, and marketing terms registered with the appropriate authorities.

	2022	2021
Patents	$ 379,703	$ 353,552
Trademark	700	700
Total Intangibles at cost	380,403	354,252
Accumulated amortization	(25,555)	(13,343)
Intangibles, net	$ 354,848	$ 340,909

Estimated amortization over the next five years is as follows:

optiPulse, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

2023	$	19,055
2024		19,055
2025		19,055
2026		19,055
2027		19,055
Total	$	95,275

Amortization expense was $12,212 and $4,278 for the years ended December 31, 2022 and 2021, respectively.

6. Equipment loan

The Company received an equipment loan March 2019 with an original outstanding principal amount of $149,875. Due to COVID retrenchment, payments were suspended in 2020 and 2021. The loan has 11 remaining monthly payments of $6,894 and carries a 6% interest rate.

Principal repayments on long-term debt over the next five years are as follows:

2023	$	41,365
2024		41,364
2025		-
2026		-
2027		-
Subsequent		-
Total	$	82,729

7. Stockholders' equity

The Board of Directors has authorized a single class of Common Shares with voting rights based on number of shares held. The authorization is for 60 million shares at a par value of $0.001 per share. Shares have been granted to employees and contractors in accordance with contractual terms and have been sold to investors directly and via Crowdfunding platforms. 25,968,252 issued and 25,737,388 outstanding on 12/31/22 25,868,252 issued and outstanding on 12/31/21 In 2022, two officers surrendered 230,864 shares to offset and replay certain loans made to the officers in 2018. Those shares were returned to the Treasury account.

8. PPP Loan

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

optiPulse, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

In May 2020, the Company received funds under the Paycheck Protection Program in the amount of $95,810 from the Small Business Administration (SBA) in connection with the Coronavirus Aid, Relief, and Economic Security (CARES) Act. Under the CARES Act, if the Company complies with certain provisions related to how such loan proceeds are spent and maintains certain payroll and headcount levels, all or a portion of the loan will be forgiven. Any such forgiveness is not subject to taxes. The Company applied for full forgiveness of the loan which was granted in July 2021.

In March 2021, the Company received a second draw PPP loan in the amount of $52,545 from the SBA in connection with the CARES Act. Under the CARES Act, if the Company complies with certain provisions related to how such loan proceeds are spent and maintains certain payroll and headcount levels, all or a portion of the loan will be forgiven. Any such forgiveness is not subject to income taxes. The Company applied for full forgiveness of the loan which was granted in January 2022.

9. Stock compensation

In March 2017, the Company formed a stock option plan for designated employees, officers, directors, and consultants. Stock options may be either incentive stock option or non-statutory stock options, determined on a case-by-case basis. Prices for these options are determined by the board or committee at the time the option is granted. The Company has reserved 2,000,000 shares of common stock for issuance under this plan. At December 31, 2021, the Company had not issued any options under this plan.

In 2021, employees received 4,336,550 in lieu of wages and/or bonuses. These shares were issued either at par ($0.001) or $2.00 making the weighted average $1.00 per share. Contractors were issued 221,446 shares in lieu of contract payments, also at $1.00 per share. 3 members of the Board of Directors were each issued 100,000 shares (at $1.00 per share) with a vesting schedule of 20,000 shares per years vesting each year for 5 years. Therefore, a total of 4,857,996 shares were granted of which 4,617,996 shares were fully vested. In December, 2022, two officers surrendered a total of 230,864 shares to offset and repay certain loans made to those officers in 2018. The shares were surrendered at a price of $0.75 per share.

The following is an analysis of shares of the Company's common stock issued as compensation:

optiPulse, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

	Common Shares	Weighted Average Fair Value ($)
Nonvested shares, January 1, 2021	-	-
Granted	4,857,996	1.00
Vested	4,617,996	1.00
Forfeited/ Repurchased	-	-
Nonvested shares, December 31, 2021	240,000	1.00
Granted	-	-
Vested	60,000	1.00
Forfeited/ Repurchased	230,864	0.75
Nonvested shares, December 31, 2022	180,000	1.00

10. Grants

During 2019 and 2020, the Company was awarded grants from federal, state, and private funding sources. The grants awarded required the Company to perform research and development to inevitably produce a functioning product. During 2020 and the subsequent period, the Company entered the second phase of research for a grant that was awarded in 2019. In addition, through research and development efforts, the Company produced a minimally viable product for another grant and received award dollars during 2020 and 2021. The second phase of the research was completed in 2021 and no additional grants were awarded during 2021 or 2022.

11. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has incurred recurring losses from operations and the Company has primarily relied on debt from officers and related parties to fund operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated

optiPulse, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

these conditions and has proposed a plan to raise capital via a crowdfunding campaign and grants. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

13. Subsequent events

The Company is planning on another Crowdfunding (Reg CF) raise during 3rd and 4th quarter 2023 with intention to raise between $500,000 and $1,000,000.

The Board of Directors authorized an additional 140 Million shares of Common Stock to be available for issuance to allow flexibility in negotiating partnerships and acquiring staff, equipment, and/or facilities. This takes the authorized number of shares to 200 million with a par value of $0.001 each.

The Company is working on grant applications for development, implementation, and/or maintenance of products and services currently under NDA.

The Company is in final negotiations with 3-5 OEM partners to obtain Purchase Orders for Non-Recurring Engineering and Product Production which should result in sales during 4th quarter 2023.

Management evaluated all activity of the Company through July 10, 2023 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.